UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

RACKSPACE HOSTING, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

750086100

(CUSIP Number)

Graham M. Weston,  112 E. Pecan Street, Suite 175  SAN ANTONIO,  Texas  78205  Phone : 210-224-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WESTON GRAHAM M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18740346

	8	SHARED VOTING POWER
185823

	9	SOLE DISPOSITIVE POWER
18740346

	10	SHARED DISPOSITIVE POWER
185823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18926169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value (the “Common Stock”) of Rackspace Hosting, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1 Fanatical Place, City of Windcrest, San Antonio, Texas 78218.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on and on behalf of Graham M. Weston, a citizen of the United States of America (“Mr. Weston”).

(b)	The principal business address of Mr. Weston is 112 E. Pecan Street, Suite 175, San Antonio, Texas 78205.

(c)	Mr. Weston is the Chairman of the Board of the Issuer.

(d)	During the last five years, Mr. Weston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Weston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Weston is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Weston was a co-founder of the Issuer and received Common Stock in connection with his investments in the Issuer. In addition, shares of Common Stock were acquired by Mr. Weston over time as compensation for services rendered to the Issuer.

Item 4.	Purpose of Transaction

On August 26, 2016, Inception Parent, Inc., a Delaware corporation (“Parent”), Inception Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer to survive the Merger as a wholly owned subsidiary of Parent.

Along with the execution of the Merger Agreement, Mr. Weston and certain of his affiliates entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, Mr. Weston and his affiliates agreed not to dispose of their shares while the Merger is pending and to vote their shares of Common Stock for approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger. The Voting Agreement and the obligations of Mr. Weston and his affiliates thereunder will terminate upon the earlier to occur of (a) the mutual agreement of the parties to the Voting Agreement, (b) the consummation of the Merger, (c) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (d) the entry without the prior written consent of Mr. Weston into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration (as such term is defined in the Merger Agreement).

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, Mr. Weston may be deemed to be the beneficial owner of 18,926,169 shares of Common Stock or 15.0% of the Common Stock of the Issuer, based upon the 125,805,220 shares of Common Stock outstanding as of August 4, 2016, according to the Form 10-Q filed on August 9, 2016.

(b)
Mr. Weston has the sole power to vote or direct the vote of 18,740,346 shares of Common Stock and the shared power to vote or direct the vote of 185,823 shares of Common Stock. Mr. Weston has the sole power to dispose or direct the disposition of 18,740,346 shares of Common Stock and the shared power to dispose or direct the disposition of 185,823 shares of Common Stock.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4.

Item 7.	Material to Be Filed as Exhibits

A copy of the Voting Agreement is filed herewith as Exhibit A.

For a complete description of the Merger Agreement see the Form 8-K filed by the Issuer on August 30, 2016 (which includes a copy of the Merger Agreement filed as exhibit 2.1 thereto).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 06, 2016	By:	/s/ Graham Weston

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)